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                                                                     EXHIBIT 8

                        [Form Of Opinion]

                         _____________, 1998


US Servis, Inc.
220 Davidson Avenue
Somerset, New Jersey 08873

           Re: Opinion as to Federal Income Tax Consequences of Merger

Dear Ladies and Gentlemen:

   We have acted as counsel for you in connection with the transactions contemplated by that certain Agreement of Merger (the "Merger Agreement"), dated as of July 20, 1998 by and among HBO & Company, a Delaware corporation ("Parent"), HBO & Company of Georgia, a Delaware corporation ("Purchaser"), and US Servis, Inc., a Delaware corporation ("Acquired Company"). This opinion letter addresses the federal income tax issues on which you have requested our opinion and is being delivered to you pursuant to Section 7.5(e) of the Merger Agreement and in connection with the Proxy Statement/Prospectus of Parent and Acquired Company dated _________, 1998 (the "Proxy").

   Capitalized terms not defined herein shall have the meaning set forth in the Merger Agreement. All section references in this letter are to the Internal Revenue Code of 1986, as amended (the "Code"), unless otherwise provided.

   In connection with our opinions herein, we have examined and relied upon the descriptions of various entities and their respective investments, activities, operations and governance, as set forth in the following documents:

   (a) the Merger Agreement;

   (b) the Proxy;

   (c) the representation letter from Parent and Purchaser to us; and


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US Servis, Inc.
__________, 1998
Page 2

   (d) the representation letter from Acquired Company to us;

together with such other documents, records, and matters of law as we have deemed relevant or necessary (the "Relevant Documents"). We have assumed the authenticity of original documents, the accuracy of copies, the genuineness of signatures, and the capacity of each party executing a document to so execute such document. We have also relied upon certificates of public officials.

   As to any facts material to our opinions, we have, with your consent, relied on the representations, warranties, covenants, assumptions, and opinions made in the Relevant Documents by the respective parties thereto. To the extent our opinions refer to the existence or absence of facts based upon our knowledge or of which we are aware, we are referring to the actual knowledge of Winston & Strawn attorneys who have actively represented Acquired Company or its affiliates during the course of our representation of such parties with respect to these opinions. We have not undertaken any independent investigation or verification to determine the existence or absence of any facts, and no inference as to our knowledge concerning any facts should be drawn as a result of the representation undertaken by us. We have consequently relied upon your factual representations that the information presented in the Relevant Documents or otherwise furnished to us accurately and completely describes all material facts relevant to these opinions. Any alternation of such facts may adversely affect our opinions.

   In rendering these opinions, we have assumed that the transactions contemplated by the Merger Agreement and the Proxy will be consummated in accordance with the Relevant Documents, and such documents accurately reflect the material facts of such transactions.

   Subject to the foregoing, we express the following opinions:

   1. The Merger will qualify as a reorganization within the meaning of Code section 368(a);

   2. No gain or loss will be recognized by Acquired Company as a result of the Merger;

   3. No gain or loss will be recognized by an Acquired Company stockholder upon the exchange of shares of Acquired Company Stock solely for shares of Parent Stock pursuant to the Merger;


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US Servis, Inc.
__________, 1998
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         4. The aggregate initial tax basis of shares of Parent Stock received by a holder of Acquired Company Stock pursuant to the Merger (including fractional shares deemed to be received) will be the same as the adjusted tax basis of the shares of Acquired Company Stock exchanged therefor;

         5. The holding period for shares of Parent Stock received in exchange for shares of Acquired Company Stock pursuant to the Merger (including fractional shares deemed to be received) will include the period that such shares of Acquired Company Stock were held by the holder; and

         6. A holder of Acquired Company Stock who receives cash in lieu of fractional shares of Parent Stock pursuant to the Merger will recognize gain or loss upon such exchange to the extent the amount of cash received is greater than or less than such holder's adjusted tax basis in such fractional shares.

   These opinions are rendered only as to the date hereof, and we undertake no obligation to update these opinions. Pursuant to the analysis described in Treasury Regulation section 1.6662-4(d)(3)(ii), our opinions are based upon the current provisions of the code, as amended; currently applicable Treasury Regulations promulgated or proposed under the Code; currently published administrative rulings and procedures; judicial decisions; and other applicable authorities, all as in effect on the date hereof. All of the foregoing authorities are subject to change or new interpretations, both prospectively and retroactively, and such changes or interpretations, as well as any change in the facts as they have been represented to us or assumed by us, could affect our opinions. Our opinions are rendered only as of the date hereof, and we take no responsibility to update these opinions after the Effective Time of the Merger.

   Our opinions do not foreclose the possibility of a contrary determination by the Internal Revenue Service (the "IRS") or by a court of competent jurisdiction, or of a contrary position by the IRS or Treasury Department in regulations, rulings, or procedures issued in the future.

   These opinions are rendered only to you and may not be quoted in whole or in part or otherwise referred to, used by, or relied upon, nor be filed with, or furnished to, any other person or entity, other than for the benefit of a holder of Acquired Company Stock in connection with the Merger, without our prior written consent. Notwithstanding the foregoing, we hereby consent to the use of this opinion as Exhibit 8 to the Registration Statement on Form S-4 (File No. _______) filed

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US Servis, Inc.
__________, 1998
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with the Securities and Exchange Commission by Parent and the reference to our name under the headings "Certain Federal Income Tax Consequences" and "Certain Legal Matters" in such Registration Statement. In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

                                             Very truly yours,


                                             WINSTON & STRAWN